CLARKESON RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:

Net (Loss)	$	(78,076)
Adjustments to reconcile net income to net cash		
flows used in operating activites:		
(Increase) decrease in operating assets:		
Prepaid expenses		224
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		18,112
Due to related parties		55,810
Total adjustments		74,146
Net cash (used) by operating activities		(3,930)

Cash flows from financing activities:

Net cash used by financing activities		-
Net decrease in cash and cash equivalents		(3,930)
Cash and cash equivalents, January 1, 2017		3,948
Cash and cash equivalents, December 31, 2017	$	18

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.